SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Results Q1 2016.

YPF S.A.

Consolidated Results

Q1 2016

Consolidated Results Q1 2016

CONTENT

Consolidated Results Q1 2016

Adjusted EBITDA for Q1 2016 was Ps 12.3 billion, 22.4% higher than Q1 2015.

	Q1 2015	Q4 2015	Q1 2016	Var.% Q1 16 /Q1 15

Revenues (Million Ps)	34,702	40,946	46,934	35.2%

Operating income (Million Ps)	4,469	910	1,618	-63.8%

Net income (Million Ps)	2,109	-1,865	855	-59.5%

Adj. EBITDA (Million Ps)	10,209	11,589	12,493	22.4%

Earnings per share (Ps per Share)	5.42	-4.32	2.54	-53.1%

Capital expenditures (Million Ps)	12,351	18,322	14,741	19.4%

Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1.	MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q1 2016

•	Revenues for Q1 2016 were Ps 46.9 billion, 35.2% higher than Q1 2015.

•	Operating income for Q1 2016 was Ps 1.6 billion, 63.8% lower than Q1 2015. Adjusted EDITDA for Q1 2016 was Ps 12.5 billion, 22.4% higher than Q1 2015.

•	Net income for Q1 2016 was Ps 0.9 billion, 59.5% lower than the Ps 2.1 billion recorded for Q1 2015.

•	Hydrocarbon production for Q1 2016 was 582.3 Kboed, similar to Q1 2015. Natural gas production for Q1 2016 was 44.0 Mm3d, 1.1% higher than Q1 2015. Crude oil production for Q1 2016 reached 249.0 Kbbld, 0.8% higher than Q1 2015. NGL production for Q1 2016 was 56.3 Kbbld, 6.0% lower than Q1 2015.

•	Refinery processing levels in the Downstream business segment for Q1 2016 were 92.1%, 1.9% lower than Q1 2015.

•	Capital expenditures in fixed assets for Q1 2016 were Ps 14.7 billion, 19.4% higher than Q1 2015.

Consolidated Results Q1 2016

2. ANALYSIS OF RESULTS FOR Q1 2016

Revenues for Q1 2016 were Ps 46.9 billion, 35.2% higher than Q1 2015, due primarily to the following factors:

•	Natural gas revenues increased Ps 4.1 billion, due to a 74.0% increase in prices in Argentine pesos and a 0.3% decrease in sales volumes.

•	Diesel revenues increased Ps 2.5 billion, due to a 23.5% increase in diesel mix prices against a 2.7% decrease in sales volumes, although sales volumes of Eurodiesel, a premium diesel product, increased 12.9%.

•	Gasoline revenues increased Ps 2.4 billion, due to a 24.9% increase in average prices and a 3.0% increase in sales volumes, including a 6.0% increase in sales volumes of Infinia gasoline.

•	Fuel oil revenues increased Ps 1.1 billion, due to a 57.1% increase in prices in Argentine pesos with similar sales volumes.

•	Exports of flour, oil and grains increased Ps 0.3 billion, due to a 9.1% increase in sales volumes and a 38.3% increase in prices in Argentine pesos.

Cost of sales for Q1 2016 was Ps 40.1 billion, 53.9% higher than Q1 2015. This includes a 51.6% increase in production costs and a 50.4% increase in purchases. This increase was driven by the following factors:

a) Costs of production:

•	Depreciation of fixed assets increased Ps 4.8 billion, due to increased investments in assets and greater appreciation based on their valuation in U.S. dollars, which is the functional currency of the company.

•	Lifting costs increased Ps 1.9 billion, considering a 28.1% increase in the unit indicator in Argentine peso terms.

•	Royalty payments increased Ps 1.5 billion. Of this increase, Ps 1.0 billion was related to an increase in royalties for crude oil production and Ps 0.5 billion was related to an increase in royalties for natural gas production.

•	Transportation costs increased Ps 0.6 billion, mainly due to increases in rates produced during 2015.

•	Production costs related to refining costs increased Ps 0.4 billion, due to inflation and increased expenses for materials, parts, electricity, other supplies and fuel. As a result, and considering the slight decrease in volumes processed, refining costs in Q1 2016 were 29.5% higher than Q1 2015.

b) Purchases:

•	Crude oil purchases from third parties increased Ps 1.2 billion, due to a 2.4% increase in volumes purchased and a 45.2% increase in the Argentine peso purchase price.

Consolidated Results Q1 2016

•	FAME and ethanol biofuel purchases increased Ps 0.6 billion, due to higher prices for FAME and ethanol biofuel and a 9.1% increase in volumes purchased of ethanol biofuel, which was partially offset by a 15.6% decrease in volumes purchased of FAME.

•	Imports of gasoline, diesel and jet fuel decreased Ps 62 million, due to lower volumes purchased of diesel and jet fuel, which was partially offset by greater volumes purchased of gasoline.

•	Cost of sales was negatively affected in Q1 2016 compared to Q1 2015 by a decrease in the insurance accrual related to the loss incurred at the La Plata refinery in April 2013, of which Ps 0.6 billion was recorded as a lower cost of purchases.

Selling expenses for Q1 2016 were Ps 3.0 billion, 17.5% higher than Q1 2015. This was driven primarily by increases in domestic Argentine transport expenses, primarily due to higher rates paid for domestic transport of fuels, increases in personnel costs and fixed asset depreciation. This was partially offset by lower tax withholdings on exports, due to a fall of international prices and a decrease in the provision for doubtful accounts.

Administration expenses for Q1 2016 were Ps 1.5 billion, 24.0% higher than Q1 2015. The increase was principally due to higher personnel expenses and higher IT costs.

Exploration expenses for Q1 2016 were Ps 0.5 billion, 137.7% higher than Q1 2015. This change was due to greater expenses of Ps 0.1 billion for geological and geophysical studies, relating primarily to seismic survey studies in the provinces of Santa Cruz and Chubut. Losses from unproductive exploratory wells increased Ps 81 million during Q1 2016 compared to Q1 2015.

Other operating results, net, for Q1 2016 were a loss of Ps 0.2 billion, which was similar to Q1 2015.

Financial results for Q1 2016 were Ps 4.0 billion, compared to a loss of Ps 0.4 billion for Q1 2015. This change was driven primarily by greater positive foreign exchange rates on net liabilities in Argentine pesos of Ps 6.8 billion, generated by greater depreciation of the Argentine peso in Q1 2016 compared to Q1 2015. Interest expenses also increased Ps 2.4 billion, due to increased levels of debt and higher interest rates.

Income tax for Q1 2016 was Ps 4.9 billion, 151.8% higher than Q1 2015. This was due primarily to greater deferred tax expenses of Ps 4.3 billion, which was related to the substantially higher difference in value in Argentine peso terms of fixed assets generated in Q1 2016 compared to Q1 2015 as a result of greater devaluation of the Argentine peso in Q1 2016, given the functional currency of the company. This was partially offset by a decrease in current income tax of Ps 1.4 billion.

Net income for Q1 2016 was Ps 0.9 billion, 59.5% lower than Q1 2015.

Capital expenditures in fixed assets for Q1 2016 were Ps 14.7 billion, 19.4% higher than Q1 2015.

Consolidated Results Q1 2016

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q1 2016

3.1 UPSTREAM

	Q1 2015	Q4 2015	Q1 2016	Var.% Q1 16 /Q1 15

Operating income (Million Ps)	2,260	570	4,441	96.5%

Revenues (Million Ps)	18,575	21,664	29,330	57.9%

Crude oil production (Kbbld)	246.9	252.4	249.0	0.8%

NGL production (Kbbld)	59.9	53.9	56.3	-6.0%

Gas production (Mm3d)	43.6	43.8	44.0	1.1%

Total production (Kboed)	580.8	581.9	582.3	0.3%

Exploration costs (Million Ps)	191	713	454	137.7%

Capital expenditures (Million Ps)	10,701	14,477	12,255	14.5%

Depreciation (Million Ps)	4,788	6,631	9,096	90.0%

Realization Prices

Crude oil prices in domestic market Period average (USD/bbl)	68.8	63.5	61.9	-10.0%

Average gas price (USD/Mmbtu)	4.53	4.45	4.71	4.1%

Operating income for the Upstream business segment for Q1 2016 was Ps 4.4 billion, 96.5% higher than Q1 2015.

Revenues were Ps 29.3 billion for Q1 2016, 57.9% higher than Q1 2015, due primarily to the following factors:

•	Crude oil revenues increased Ps 6.4 billion, an increase of 47.8%, due to a 47.7% increase in Argentine peso terms of the transfer price between the Upstream business segment and the Downstream business segment, while volumes transferred between business segments and to third parties remained stable.

•	Natural gas revenues increased Ps 4.1 billion, due to a 74.0% increase in prices in Argentine peso terms, which offset a 0.3% drop in sales volumes.

The price obtained in U.S. dollars for crude oil in the local market for Q1 2016 decreased 10.0% to US$61.90/barrel. The price obtained in U.S. dollars for natural gas was US$4.71/Mmbtu, 4.1% higher than Q1 2015.

Consolidated Results Q1 2016

Hydrocarbon production for Q1 2016 was 582.3 Kboed, which was similar to Q1 2015. Crude oil production for Q1 2016 was 249.0 Kbbld, a 0.8% increase. Natural gas production for Q1 2016 was 44.0 Mm3d, a 1.1% increase. NGL production for Q1 2016 was 56.3 Kbbld, a 6.0% decrease. Production in Q1 2015 reflects the retroactive application of the agreement with Petrolera Pampa executed in Q2 2015, which assigned a portion of the production from the Rincón del Mangrullo area.

Unconventional hydrocarbon production for Q1 2016 was 49.8 Kboed, including 24.1 Kbbld of crude oil, 11.6 Kbbld of NGL and 2.2 Mm3d of natural gas, of which YPF consolidates approximately 50%. During Q1 2016, 34 wells were put in production targeting the Vaca Muerta formation, for a total of 456 wells at the end of Q1 2016, including 11 active drilling rigs and 11 workovers.

With respect to tight gas activity: (i) in the Lajas formation, 12 wells were put in production during Q1 2016, and average natural gas production was 4.3 Mm3d and (ii) in the Mulichinco formation in the Rincón del Mangrullo area, natural gas production for YPF was 1.4 Mm3d, and 16 wells were put in production. During April 2016, the new compression system for the Rincón del Mangrullo area commenced operations, which allowed production to increase to 4.0 Mm3d.

Production costs for Q1 2016 were Ps 24.3 billion, 53.3% higher than Q1 2015, mainly due to the following:

•	Depreciation of fixed assets increased Ps 4.3 billion;

•	Lifting costs increased Ps 1.9 billion, reflecting a 28.1% increase in the unit indicator in Argentine peso terms;

•	Royalties increased Ps 1.5 billion. Of this increase, Ps 1.0 billion was related to higher royalties for crude oil production and Ps 0.5 billion was related to higher royalties for natural gas production; and

•	Environmental remediation provisions increased Ps 99 million.

Exploration costs for Q1 2016 were Ps 0.5 billion, 137.7% higher than Q1 2015. Expenses for geological and geophysical studies relating primarily to seismic survey studies in the provinces of Santa Cruz and Chubut increased Ps 0.1 billion. Losses from unproductive exploratory wells increased Ps 81 million for Q1 2016 compared to Q1 2015.

Unit cash costs in U.S. dollars decreased 18.9% to US$19.60/boe for Q1 2016 from US$24.20/boe for Q1 2015, including taxes of US$6.10/boe and US$6.80/boe, respectively. In turn, the average lifting cost for YPF was US$11.10/boe for Q1 2016, 27.7% lower than US$14.50/boe for Q1 2015.

CAPEX

Capital expenditures for the Upstream business segment for Q1 2016 were Ps 12.3 billion, 14.5% higher than Q1 2015.

Of these capital expenditures, 66% were invested in drilling activities, 15% in facilities, 11% in workover activities and the remaining 8% in exploration and other activities in the Upstream business segment.

In the Neuquina basin area, activities for Q1 2016 were focused on the development of the Loma Campana, Aguada Toledo - Sierra Barrosa (Lajas), Rincón del Mangrullo, El Orejano, La Amarga Chica, Loma La Lata (Sierras Blancas) Chachahuen and Cañadón Amarillo blocks. Development activities continued at Cuyana basin, mainly in the Barrancas, La Ventana and Vizcacheras blocks. In the Golfo San Jorge basin, most activity was concentrated in Cañadón de la Escondida, El Guadal and Cañadón Yatel areas, in the province of Santa Cruz, and the Manantiales Behr and El Trébol-Escalante areas in the province of Chubut.

Consolidated Results Q1 2016

Exploration activities for Q1 2016 covered the Neuquina and Golfo San Jorge basins. In the Neuquina basin, exploratory activity targeted both conventional and unconventional resources. Activity targeting conventional formations focused on the Payún Oeste, Los Caldenes, Bajo del Piche, Chasquivil, Cajón de los Caballos and Chachahuen blocks. Unconventional activity focused on the Cerro Arena and Narambuena blocks. In the Golfo San Jorge basin, activity focused on the evaluation of deep targets in the west flank of the Cañadón de la Escondida–Las Heras block and in the north flank of the Manantiales Behr block.

During Q1 2016, nine exploratory wells were completed.

Consolidated Results Q1 2016

3.2 DOWNSTREAM

	Q1 2015	Q4 2015	Q1 2016	Var.% Q1 16 /Q1 15

Operating income (Million Ps)	1,494	-435	-794	-153.1%

Revenues (Million Ps)	31,878	36,665	40,933	28.4%

Sales of refined products in domestic market (Km3)	4,104	4,218	4,035	-1.7%

Exportation of refined products (Km3)	449	382	493	9.8%

Sales of petrochemical products in domestic market (*) (Ktn)	179	193	188	5.0%

Exportation of petrochemical products (Ktn)	69	59	27	-60.9%

Crude oil processed (Kboed)	300	294	294	-1.9%

Refinery utilization (%)	94%	92%	92%	-1.9%

Capital Expenditures (Million Ps)	1,436	3,086	2,091	45.6%

Depreciation (Million Ps)	693	919	1,290	86.1%

Average domestic market gasoline price (**) (USD/m3)	748	722	564	-24.6%

Average domestic market diesel price (**) (USD/m3)	754	728	559	-25.8%

(*)	Fertilizer sales not included
(**)	Price net of deductions and commissions before tax

Operating income for the Downstream business segment for Q1 2016 was a loss of Ps 0.8 billion compared to a gain of Ps 1.5 billion in Q1 2015.

Revenues were Ps 40.9 billion, 28.4% higher than Q1 2015, due primarily to the following:

•	Diesel revenues increased Ps 2.5 billion, due to a 23.5% increase in diesel mix prices against a 2.7% decrease in sales volumes, although sales volumes of Eurodiesel, a premium diesel product, increased 12.9%.

•	Gasoline revenues increased Ps 2.4 billion, due to a 24.9% increase in prices and a 3.0% increase in sales volumes, including a 6.0% increase in sales volumes of Infinia gasoline.

•	Fuel oil revenues in the domestic Argentine market increased Ps 1.1 billion, due to a 67.3% increase in prices and a 1.6% increase in sales volumes.

Consolidated Results Q1 2016

•	Petrochemical product revenues in the domestic Argentine market increased Ps 0.1 billion, due to a 12.1% increase in prices in Argentine peso terms and an increase in sales volumes.

•	Exports increased Ps 0.5 billion, or 16.3%, compared to Q1 2015, due to higher prices in Argentine pesos driven by greater devaluation of the Argentine peso in Q1 2016, which offset a decrease in export volumes. Exports of flour, oil and grains increased Ps 0.9 billion, due to a 9.1% increase in sales volumes and a 38.3% increase in prices in Argentine pesos.

Cost of sales and operating expenses for Q1 2016 increased Ps 11.3 billion, or 37.3% compared to Q1 2015, due primarily to the following factors:

•	Crude oil purchases increased Ps 7.4 billion, due to an increase in prices in Argentine pesos of crude oil purchased and no significant difference in volumes purchased. Purchase prices in the Upstream business segment in Argentine peso terms increased 47.7%, and purchase prices from other producers of crude oil similarly increased 45.2%.

•	FAME and ethanol biofuel purchases increased Ps 0.6 billion, due to higher FAME and ethanol biofuel prices and a 9.1% increase in volumes purchased of ethanol biofuel and a 15.6% decrease in volumes purchased of FAME.

•	Diesel, gasoline and jet fuel imports decreased Ps 62 million, due to lower volumes purchased of diesel and jet fuel, which was partially offset by higher volumes purchased of gasoline.

•	In Q1 2015, YPF accrued an insurance payment of Ps 0.5 billion related to the loss incurred by the La Plata refinery in April 2013, which was recorded primarily as a decrease to cost of purchases.

•	Fixed asset depreciation increased Ps 0.6 billion.

•	Production costs related to refining costs increased Ps 0.4 billion, due to inflation and increased expenses for materials, parts, electricity, other supplies and fuel. As a result and considering the slight decrease in volumes processed, refining costs in Q1 2016 were 29.5% higher than Q1 2015.

•	With respect to the valuation of crude oil and products stocks for this business segment, in Q1 2015 an impairment was recorded for the Exploration and Production business segment due to the decline of the domestic crude oil price during that period as a consequence of an agreement between local oil producers and refiners to reduce the local Argentine price of a barrel of oil by approximately US$7.00 from January 2015, which substantially impacted the results of this business segment. A similar agreement was reached in December 2015 that impacted the results of this business segment for Q4 2015 but not for Q1 2016.

•	Marketing expenses increased Ps 0.5 billion, due to higher transportation costs related to an increase in domestic Argentine fuel transportation rates and increased depreciation costs.

Consolidated Results Q1 2016

The volume of crude oil processed in Q1 2016 was 294 Kbbld, 1.9% lower than Q1 2015, mainly due to the scheduled shutdown of a topping unit at the La Plata refinery.

CAPEX

Cumulative capital expenditures for the Downstream business segment for Q1 2016 were Ps 2.1 billion, a 45.6% increase compared to Q1 2015.

The construction of the new Coke Plant is 97.84% complete as of the end of Q1 2016 and is expected to commence operations in the second half of 2016. In addition, improvements to the Topping III unit in Mendoza have progressed, and work to improve YPF’s logistical facilities and optimize safety and environmental performance has continued.

3.3 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q1 2016 was a loss of Ps 0.5 billion, with no significant variations to highlight with respect to Q1 2015.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were negative Ps 1.5 billion in Q1 2016, due to the widening gap between prices for transfers between business segments and replacement costs for the company’s inventory. These adjustments were positive Ps 1.3 billion in Q1 2015 because the price gap was narrower during that period.

3.4 RELATED COMPANIES

Results from related companies for Q1 2016 were a gain of Ps 97 million, compared to a loss of Ps 38 million for Q1 2015. This change was primarily due to improved results from Central Dock Sud and Refinor, which was partially offset by the operating loss reported by Profertil.

4. LIQUIDITY AND SOURCES OF CAPITAL

Net cash flows provided by operating activities for Q1 2016 were Ps 10.8 billion, 9.3% lower than Q1 2015. This decrease of Ps 1.1 billion was driven by an increase in working capital expenses despite a Ps 2.3 billion increase in adjusted EBITDA and a Ps 0.6 billion increase in insurance collections for lost profits. This increase in working capital was due to an accrual of accounts receivable mainly from the program to stimulate the injection of surplus natural gas.

Net cash flows provided by financing activities increased Ps 11.2 billion during Q1 2016 compared to Q1 2015, mainly generated by increased debt incurrence and refinancing of Ps 13.3 billion, which was partially offset by higher interest payments of Ps 2.1 billion.

Net cash flows provided by operating activities were directed to investing activities, which were Ps 17.0 billion, or 8.5% higher than Q1 2015, mainly due to an increase in investments in fixed and intangible assets.

Consolidated Results Q1 2016

The previously discussed cash flow generation contributed to a Ps 26.2 billion cash and cash equivalent position as of March 31, 2016. The main debt issuances in 2016 consisted of three new series of negotiable obligations for a total of Ps 1.5 billion and US$1.0 billion. Total debt in U.S. dollars was US$9.2 billion, net debt was US$7.4 billion and the net debt/EBITDA(1) ratio was 1.53x. The proforma ratio, including receivables for 2015 from the Argentine federal government of US$669 million dollars, was 1.39x.

The average interest rate for debt denominated in Argentine pesos in Q1 2016 was 28.67%, while the average interest rate for debt denominated in U.S. dollars was 7.75%.

YPF negotiable obligations issued during Q1 2016 and thereafter are detailed below:

YPF Note	Amount	Interest Rate	Maturity

Series XLV	ARS 150 million	BADLAR + 4.00%	18 months

Series XLVI	ARS 1,350 million	BADLAR + 6.00%	60 months

Series XLVII	USD 1,000 million	8.500%	60 months

Series XLVIII (Q2 2016)	USD 45.8 million	8.250%	48 months

Series XLIX (Q2 2016)	ARS 534.9 million	BADLAR + 6.00%	48 months

(1)	Net Debt: US$7,429 million/EBITDA LTM: US$4,855 million = 1.53x.

Consolidated Results Q1 2016

5. TABLES AND NOTES

Q1 2016 Results

Consolidated Results Q1 2016

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	Q1 2015	Q4 2015	Q1 2016	Var.% Q1 16 /Q1 15
Revenues	34,702	40,946	46,934	35.2%
Costs of sales	(26,076)	(32,781)	(40,131)	53.9%

Gross profit	8,626	8,165	6,803	(21.1%)

Selling expenses	(2,592)	(3,034)	(3,045)	17.5%
Administration expenses	(1,198)	(1,729)	(1,486)	24.0%
Exploration expenses	(191)	(713)	(454)	137.7%
Other operating results, net	(176)	(1,779)	(200)	13.6%

Operating income	4,469	910	1,618	(63.8%)

Income on investments in companies	(38)	266	97	(355.3%)
Net Financial Results:	(385)	14,166	4,018	(1,143.6%)

Net income before income tax	4,046	15,342	5,733	41.7%

Income tax	(1,937)	(17,207)	(4,878)	151.8%

Net Income for the period	2,109	(1,865)	855	(59.5%)

Net income (loss) for noncontrolling interest	(18)	(170)	(141)

Net income for shareholders of the parent company	2,127	(1,695)	996	(53.2%)

Earnings per share, basic and diluted	5.42	(4.32)	2.54	(53.1%)

Other comprehensive Income	2,431	35,529	15,407	533.8%

Total comprehensive income for the period	4,540	33,664	16,262	258.2%

Adj. EBITDA (*)	10,209	11,589	12,493	22.4%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q1 2016

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q1 2016 figures unaudited, figures expressed in millions of pesos)

	12/31/2015	03/31/2016
Noncurrent Assets
Intangible assets	7,279	8,258
Fixed assets	270,905	307,964
Investments in companies	4,372	4,839
Deferred income tax assets	954	736
Other receivables and advances	2,501	2,582
Trade receivables	469	378

Total Non-current assets	286,480	324,757

Current Assets
Inventories	19,258	20,555
Other receivables and advances	19,413	14,888
Trade receivables	22,111	30,756
Investment in financial assets	804	1,134
Cash and equivalents	15,387	26,163

Total current assets	76,973	93,496

Total assets	363,453	418,253

Shareholders’ equity
Shareholders’ contributions	10,349	10,389
Reserves and unappropiated retained earnings	110,064	126,467
Noncontrolling interest	48	(93)

Total Shareholders’ equity	120,461	136,763

Noncurrent Liabilities
Provisions	39,623	45,014
Deferred income tax liabilities	44,812	49,399
Other taxes payable	207	185
Loans	77,934	104,086
Accounts payable	625	633

Total Noncurrent Liabilities	163,201	199,317

Current Liabilities
Provisions	2,009	2,127
Income tax liability	1,487	1,587
Other taxes payable	6,047	5,309
Salaries and social security	2,452	2,033
Loans	27,817	30,912
Accounts payable	39,979	40,205

Total Current Liabilities	79,791	82,173

Total Liabilities	242,992	281,490

Total Liabilities and Shareholders’ Equity	363,453	418,253

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2016

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	Q1 2015	Q1 2016
Cash Flows from operating activities
Net income	2,109	855
Income from investments in companies	38	(97)
Depreciation of fixed assets	5,564	10,534
Amortization of intangible assets	69	153
Consumption of materials and fixed assets and intangible assets retired, net of provisions	592	1,183
Income tax	1,937	4,878
Net increase in provisions	903	1,092
Interest, exchange differences and other	485	(4,666)
Stock compensation plan	27	40
Accrued insurance	(511)	—
Changes in assets and liabilities:
Trade receivables	388	(7,966)
Other receivables and liabilities	(548)	4,518
Inventories	266	1,089
Accounts payable	1,015	878
Other Taxes payable	1,111	(760)
Salaries and Social Securities	(479)	(419)
Decrease in provisions from payments	(393)	(354)
Dividends from investments in companies	150	—
Insurance charge for loss of profit	—	607
Income tax payments	(792)	(740)

Net cash flows provided by operating activities	11,931	10,825

Cash flows from investing activities
Payments for investments:
Acquisitions of fixed assets and Intangible assets	(15,628)	(17,303)
Contributions and acquisitions of interests in companies and UTEs	(2)	—
Financial assets investments	—	(13)
Insurance charge for material damages	—	355

Net cash flows used in investing activities	(15,630)	(16,961)

Cash flows from financing activities

Payment of loans	(4,632)	(17,179)
Payment of interests	(1,379)	(3,515)
Proceeds from loans	10,784	36,603
Non controling interest contribution	—	50

Net cash flows provided by financing activities	4,773	15,959

Effect of changes in exchange rates on cash and equivalents	207	953

Increase (Decrease) in Cash and Equivalents	1,281	10,776

Cash and equivalents at the beginning of the period	9,758	15,387
Cash and equivalents at the end of the period	11,039	26,163

Increase (Decrease) in Cash and Equivalents	1,281	10,776

COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD

Cash	9,893	22,927
Other Financial Assets	1,146	3,236

TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	11,039	26,163

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2016

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q1 2016	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	5,897	40,500	537	0	46,934
Revenues from intersegment sales	23,433	433	1,661	-25,527	—

Revenues	29,330	40,933	2,198	-25,527	46,934

Operating Income (loss)	4,441	-794	-526	-1,503	1,618
Investments in companies	0	97	0	0	97
Depreciation of fixed assets	9,096	1,290	148	0	10,534
Acquisitions of fixed assets	12,255	2,091	395	0	14,741
Assets	242,076	139,059	38,849	-1,731	418,253

Q1 2015	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	3,039	31,325	338	—	34,702
Revenues from intersegment sales	15,536	553	1,274	-17,363	—

Revenues	18,575	31,878	1,612	-17,363	34,702

Operating Income (loss)	2,260	1,494	-548	1,263	4,469
Investments in companies	-1	-37	—	—	-38
Depreciation of fixed assets	4,788	693	83	—	5,564
Acquisitions of fixed assets	10,701	1,436	214	—	12,351
Assets	130,062	74,701	18,003	-1,392	221,374

Consolidated Results Q1 2016

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited)

Million USD	2015 Q1	2014 Q4	2016 Q1	Var Q1 16 /Q1 15
INCOME STATMENT
Revenues	4,016	4,044	3,251	-19.1%
Costs of sales	-3,018	-3,238	-2,780	-7.9%

Gross profit	998	807	471	-52.8%
Selling expenses	-300	-300	-211	-29.7%
Administration expenses	-139	-171	-103	-25.8%
Exploration expenses	-22	-70	-31	42.3%
Other expenses	-20	-176	-14	-32.0%

Operating income	517	90	112	-78.3%
Depreciation and impairment of fixed and intangible assets	644	1,013	730	13.3%
Amortization of intangible assets	8	10	11	32.7%
Unproductive exploratory drillings	12	32	13	5.2%

Adj. EBITDA (*)	1,182	1,145	865	-26.8%

UPSTREAM
Revenues	2,150	2,140	2,032	-5.5%
Operating income	262	56	308	17.6%
Depreciation	554	655	630	13.7%
Capital expenditures	1,239	1,430	849	-31.5%

DOWNSTREAM
Revenues	3,690	3,622	2,835	-23.2%
Operating income	173	-43	-55	-131.8%
Depreciation	80	91	89	11.4%
Capital expenditures	166	305	145	-12.9%

CORPORATE AND OTHER
Operating income	-63	-125	-36	-42.6%
Capital expenditures	25	137	27	10.5%

CONSOLIDATION ADJUSTMENTS
Operating income	146	196	-104	-171.2%

Average exchange rate for the period	8.64	10.12	14.44

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q1 2016

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited)

		2015					2016
	Unit	Q1	Q2	Q3	Q4	Cum. 2015	Q1
Production
Crude oil production	Kbbl	22,252	22,736	22,934	23,218	91,139	22,656
NGL production	Kbbl	5,448	3,522	4,015	4,958	17,944	5,124
Gas production	Mm3	3,950	4,063	4,080	4,032	16,124	4,008
Total production	Kboe	52,541	51,808	52,611	53,532	210,492	52,986

Henry Hub	USD/Mbtu	2.98	2.64	2.77	2.27	2.66	2.09
Brent	USD/Bbl	53.92	61.69	50.23	43.57	52.35	33.70
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,246	1,171	1,208	1,269	4,894	1,283
Diesel	Km3	1,906	2,169	2,040	2,019	8,134	1,855
Jet fuel and kerosene	Km3	125	108	130	131	494	130
Fuel Oil	Km3	348	396	378	313	1,436	354
LPG	Km3	176	212	238	162	788	153
Others (*)	Km3	304	343	314	323	1,283	261
Total domestic market	Km3	4,104	4,399	4,308	4,218	17,029	4,035
Export market
Petrochemical naphtha	Km3	18	12	7	19	56	0
Jet fuel and kerosene	Km3	122	127	130	132	511	121
LPG	Km3	149	52	42	94	337	117
Bunker (Diesel and Fuel Oil)	Km3	153	115	130	134	532	149
Others (*)	Km3	7	10	4	4	25	105
Total export market	Km3	449	316	314	382	1,461	493
Total sales of petroleum products	Km3	4,553	4,715	4,622	4,600	18,490	4,528

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	21	34	45	108	208	24
Methanol	Ktn	49	61	75	64	249	55
Others	Ktn	130	164	143	129	566	133
Total domestic market	Ktn	200	259	263	301	1,023	212
Export market
Methanol	Ktn	41	36	54	20	151	2
Others	Ktn	28	50	33	39	150	25
Total export market	Ktn	69	86	87	59	301	27
Total sales of petrochemical products	Ktn	269	345	350	360	1,324	239

Sales of other products
Grain, flours and oils
Domestic market	Ktn	30	31	13	15	89	9
Export market	Ktn	155	418	358	208	1,139	169
Total Grain, flours and oils	Ktn	185	449	371	223	1,228	178

Main products imported
Gasolines and Jet Fuel	Km3	20	22	43	36	120	50
Diesel	Km3	196	343	346	289	1,174	145

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q1 2016

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 10, 2016	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer